Exhibit 99.3

CONSENT OF QUALIFIED PERSON

I, John Cunning, P.Eng., am an author of certain sections of the technical report entitled “Ekati Diamond Mine, Northwest Territories, Canada, NI 43-101 Technical Report” that has an effective date of 31 July 2016 (the “Technical Report”) prepared for Dominion Diamond Corporation (the “Company”).

The Technical Report supports the 2017 Annual Information Form of the Company dated 12 April 2017 (the “AIF”). I hereby consent to the public filing of the Technical Report by the Company, and to the use of extracts from, or a summary of, the Technical Report in the AIF.

I confirm that I have read the AIF and that the AIF fairly and accurately represents the information contained in the sections of the Technical Report for which I am responsible.

Dated 12 April 2017

John Cunning, P.Eng.

JCC/ER/cmm